

July 1, 2014

Via Facsimile
Susan M. Ball
Chief Financial Officer
CVR Refining, LP.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

> **Re:** **CVR Refining, LP.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 26, 2014**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2014**
> **Filed May 2, 2014**
> **File No. 001-35781**

Dear Ms. Ball:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Liquidity and Capital Resources, page 61

Cash Flows, page 65

1.   We note that you quantify the impact trade working capital and other working capital has had on your cash flows provided by operating activities for each period presented. Please expand your discussion to identify the reasons for material changes in the components of working capital. For example, please explain why accounts receivable increased while

accounts payable decreased resulting in a trade working capital outflow of $42.4 million for the year ended December 31, 2013. Refer to FRC 501.13.b.1 for additional guidance. In addition, this comment is applicable to your cash flow discussion within your Form 10-Q for the quarterly period ended March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief